UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  October 31, 2008

Commission File Number: 333-151420

BRITANNIA BULK HOLDINGS INC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes   ☐                            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes   ☐                            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Britannia Bulk Holdings Inc Announces That Its Subsidiary Britannia Bulk Plc Has Been Placed Into Administration

LONDON, England, October 31, 2008 – Britannia Bulk Holdings Inc (the “Company”)(NYSE:DWT) hereby announces that its indirect wholly owned subsidiary, Britannia Bulk Plc, has been placed into administration under United Kingdom insolvency laws.

Britannia Bulk Plc is the borrower (the “Borrower”) under a US$170 million term loan facility with Lloyds TSB Bank Plc and Nordea Bank Denmark A/S (the “Facility”), which Facility is secured by twenty two vessels in the Borrower’s owned fleet.  The Company guaranteed the Facility.  As set forth in the Company’s press release of October 29, 2008, the lenders under the Facility provided notice to the Borrower of the acceleration of all of its obligations under the Facility and set off the Borrower’s cash accounts on deposit with one of the lenders.

The discussions that ensued with the lenders under the Facility regarding a sale of certain of the Borrower’s assets were ultimately unsuccessful.  Accordingly, the board of directors of the Borrower resolved to place the Borrower into administration under the UK insolvency regime and, by filing a notice of appointment of administrators at the High Court in London earlier this afternoon, appointed partners of BDO Stoy Hayward in London to be the administrators of the Borrower.

With the Borrower in administration, the Company will not have access to cash to pay any obligations and expects that its common shares will have no value.  As previously announced, on October 29, 2008, NYSE Regulation, Inc. informed the Company that it had determined that the Company’s common stock was no longer suitable for trading, a determination that the Company will not contest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK HOLDINGS INC

/s/ Fariyal Khanbabi
Chief Financial Officer
Date: October 31, 2008